[redacted]

SEC 08025779 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-15521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GERSON HOROWITZ GREEN SECURITIES CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 West 57th Street Suite 2322
(No. and Street)

NY NY 10107
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT N Nevitt CPA
(Name – *if individual, state last, first, middle name*)

116 New South Road Hicksville NY 0801
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section

FEB 29 2008

Washington, DC 101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/13/08

OATH OR AFFIRMATION

I, Albert Horowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerson Horowitz Green Securities Corp., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of NY
County of NY
Sworn to before me this 26th day
of February, 2008.

Notary Public

Signature

PRES

Title

WOODY A. RAYMOND
Notary Public, State of New York
No. 01RA6024275
Qualified in Kings County
Commission Expires May 3, 20 11

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerson Horowitz Green Securities Corp
250 West 57th Street, Suite 2322
New York, NY 10107
Tel (212) 489-0100
Fax (212) 489-0174

Robert N. Nevitt CPA, P.C.
116 New South Road
Hicksville, New York 11801

February 12,2008

We are providing this letter in connection with your audit of the balance sheet of Gerson, Horowitz, Green Securities Corp. as of December 31,2007, and the related statements of operations, retained earnings, and cash flows for the fifteen month then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Gerson, Horowitz, Green Securities Corp. in conformity with generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit and through the date of this letter:

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles.

2. We have made available to you all—

   a. Financial records and related data.

   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from taxing or regulatory agencies concerning noncompliance with such regulations, or deficiencies in any type of tax which would have a material effect on the financial statements.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

Gerson Horowitz Green Securities Corp
250 West 57th Street, Suite 2322
New York, NY 10107
Tel (212) 489-0100
Fax (212) 489-0174

5. There has been no:

a. Fraud involving management or employees who have significant roles in internal control.

b. Fraud involving others that could have a material effect on the financial statements.

6. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

7. The following have been properly recorded or disclosed in the financial statements:

   a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
   b. Guarantees, whether written or oral, under which the company is contingently liable.

8. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, We have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

9. There are no:

a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

10. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged except as made known to you and

Gerson Horowitz Green Securities Corp
250 West 57th Street, Suite 2322
New York, NY 10107
Tel (212) 489-0100
Fax (212) 489-0174

disclosed in the notes to the financial statements.

11. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

12. No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: [signature]

Title: PRES

Date: 2/26/08

GERSON, HOROWITZ, GREEN SECURITIES CORP.
FINANCIAL STATEMENTS
DECEMBER 31,2007

TABLE OF CONTENTS

RNNcpa pc

Independent Auditor's Report

To the Stockholders
Gerson, Horowitz, Green Securities Corp.
New York, New York

I have audited the accompanying balance sheet of Gerson, Horowitz, Green Securities Corp. (the "Company") as of December 31, 2007 and the related statements of operations, cash flows and changes in stockholders' equity and comprehensive income for the fifteen month period then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of Gerson, Horowitz, Green Securities Corp. as of December 31,2007 and the results of its operations, cash flows and stockholder's equity for the fifteen month period then ended in conformity with accounting principles generally accepted in the United States of America.

Robert N. Nevitt CPA, P.C.

Hicksville, New York
February 12, 2008

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

GERSON, HOROWITZ, GREEN SECURITIES CORP.
BALANCE SHEET
DECEMBER 31,2007

ASSETS	
Current Assets	
Cash and cash equivalents (Notes 1 and 2)	$ 82,583
Commissions and fees receivable (Note 3)	58,388
Prepaid expenses	2,512
Investments available for sale (Notes 1 and 4)	60,025
	203,508
Other Assets	
Stockholder loans (Note 5)	26,634
TOTAL ASSETS	**$ 230,142**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts payable	$ 7,100
Income taxes payable (Notes 1 and 7)	773
Deferred income taxes payable	700
Total Liabilities	**8,573**
Commitments and Contingencies (Note 6)	
Stockholders' Equity	
Capital stock, class A, 200 shares no par value authorized, 200 shares issued and outstanding	7,500
Additional paid in capital	16,763
Retained earnings	173,114
Accumulated other comprehensive income	24,192
Total Stockholders' Equity	**221,569**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 230,142**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF OPERATIONS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31,2007

Commission and investment fee income	**$ 461,937**
Selling, general and administrative expenses	
Salaries - officer	250,000
Payroll taxes	9,926
Automobile expense	6,553
Bank charges	5
Telephone and utilities	6,675
Insurance	6,594
Professional fees	29,763
General office	12,784
Travel and entertainment	43,135
Compliance expense	12,500
Employee benefits	11,955
Dues and subscriptions	5,440
Rent	25,355
Other	2,244
	422,929
Income from operations	**39,008**
Other income:	
Interest and dividend income	**5,246**
Income before provision for income taxes	**44,254**
Provision for income taxes (Notes 1 and 7)	8,800
Net Income	**$ 35,454**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF COMPREHENSIVE INCOME
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31,2007

Net Income	**$**	**35,454**
Other comprehensive income:		
Unrealized holding gains on investments available for sale		7,555
Comprehensive Income	**$**	**43,009**

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31,2007

Capital Stock	
Balance, beginning	$ 7,500
Additions	-
Deductions	-
Balance, ending	$ 7,500

Additional Paid in Capital	
Balance, beginning	$ 16,763
Additions	-
Deductions	-
Balance, ending	$ 16,763

Retained Earnings	
Balance, beginning	$ 146,312
Additions	-
Deductions: Net income	35,454
Distributions	(8,652)
Balance, ending	$ 173,114

Accumulated Other Comprehensive Income	
Balance, beginning	$ 16,637
Additions: Comprehensive income	7,555
Deductions	-
Balance, ending	$ 24,192

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED DECEMBER 31,2007

Cash flows from operating activities:	
Net income	$ 35,454
Adjustments to reconcile net income to cash provided by operating activities:	
(Increase) decrease in:	
Commissions and fees receivable	(4,529)
Prepaid expenses	3,680
Dividend and interest receivable	375
Increase (decrease) in:	
Accounts payable	4,280
Income taxes payable	773
Deferred income taxes payable	261
Net cash provided by operating activities	**40,294**
Cash flows (used) in investing activities:	
Increase in stockholder loans	**(3,098)**
Cash flows (used) in financing activities:	
Stockholder distributions	**(8,652)**
Net increase in cash and cash equivalents	**28,544**
Cash and cash equivalents, beginning	**54,039**
Cash and cash equivalents, ending	**$ 82,583**
Supplementary disclosures	
Income taxes paid	$ 3,104

See accompanying notes and accountant's report.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2007

Note 1 - Significant Accounting Policies

Organization

Gerson, Horowitz, Green Securities Corp. (the "Company") was incorporated in the state of New York on January 9,1970. The Company is registered with the National Association of Securities Dealers and in licensed to sell mutual funds and annuities and conducts business primarily in the New York City metropolitan area.

Investments available for sale

Investments available for sale consist of equity securities not classified as trading securities or as held-to-maturity securities and not mortgage-backed securities. Unrealized holding gains and losses, net of tax, on investments available for sale are reported as a net amount as a separate component of stockholders' equity until realized. Gains and losses on the sale of investments available for sale are determined using the first-in, first-out method.

Income taxes

The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the provisions of the Internal Revenue Code which provides that in lieu of corporate income taxes the stockholders are taxed on their proportionate share of the Company's taxable income (loss). In addition, the Company has made a similar election for New York State purposes. Accordingly, no provision for such income taxes is reflected in the financial statements. The Company accounts for local income taxes in accordance with the asset and liability method of accounting for income taxes proscribed by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted rates expected to apply to the taxable income in the years in which such temporary differences are expected to recovered or settled. Deferred income taxes result principally from the unrealized gain on investments available for sale.

Note 1 - Significant Accounting Policies (continued)

Cash Equivalents

The Company considers all short-term highly liquid instruments purchased with an original maturity date of three months or less to be cash equivalents.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The company follows Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income (loss) and the unrealized holding gains on the investments available for sale, net of related taxes.

Note 2- Concentration of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

At December 31, 2007 the Company maintained $ 71,449 in a non-insured money market account at a financial institution

Note 3- Commissions and Fees Receivable

At December 31, 2007, no allowance for uncollectible accounts was required.

Note 4- Investments Available for Sale

At December 31, 2007, the fair value of investments available for sale amounted to $60,025. The cost of these investments is $35,393.

Note 5- Stockholder Loans

Stockholder loans is a receivable from a stockholder and is non-interest bearing, and unsecured.

Note 6- Commitments and Contingencies

The Company maintains a $ 50,000 line of credit with a bank. At December 31, 2007, the Company had no outstanding balance under the terms of this credit line.

Note 7- Provision for Income Taxes

The provision for income taxes is based on taxable income (loss), which includes certain items of income and expense that are treated differently for the purpose of calculating taxable income.

RNNcpa pc

Independent Auditor's Report on Supplementary Information

To the Stockholders
Gerson, Horowitz, Green Securities Corp.
New York, New York

The information on pages 11 through 13 is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Robert N. Nevitt CPA, P.C.

Hicksville, New York
February 12,2008

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

GERSON, HOROWITZ, GREEN SECURITIES CORP.
ANNUAL AUDIT REPORT
FORM X-17A-5 PART II
DECEMBER 31,2007

Statement of Financial Condition

Assets

	Allowable	Non-Allowable	Total
Cash and cash equivalents	$ 82,583	$ -	$ 82,583
Receivables from brokers or dealers:			
Other	58,388	-	58,388
Corporate obligations	10,205	-	10,205
Stock	49,820	-	49,820
Other assets:			
Loans from stockholder	-	26,634	26,634
Prepaid expenses	-	2,512	2,512
Total Assets	**$ 200,996**	**$ 29,146**	**$ 230,142**

Liabilities and Ownership Equity

Liabilities

	A. I. Liabilities	Non- A. I. Liabilities	Total
Accounts payable	$ 7,100	$ -	$ 7,100
Income taxes payable	773	-	773
Deferred income taxes payable	-	700	700
Total Liabilities	**$ 7,873**	**$ 700**	**$ 8,573**

Ownership Equity

Common stock	$ 7,500
Additional paid in capital	16,763
Retained earnings	197,306
Total Ownership Equity	**$ 221,569**
Total Liabilities and Ownership Equity	**$ 230,142**

See accompanying notes and accountant's report on supplementary information.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
ANNUAL AUDIT REPORT
FORM X-17A-5 PART II
DECEMBER 31,2007

Computation of Net Capital

Total ownership equity	$	221,569
Total capital	$	221,569
Non-allowable assets		(29,146)
Other allowable credits: Deferred income taxes		(700)
Net Capital before haircut	$	191,723
Minus haircuts: 15% corporate obligations		(1,531)
15% stock		(7,473)
Other securities:		
.5% money market fund		(357)
Net Capital	**$**	**182,362**

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	572
Minimum net capital requirement of broker		5,000
Net capital requirement	**$**	**5,000**
Excess net capital	**$**	**177,362**
Excess net capital at 1000% (net capital less 10% aggregate indebtedness)	**$**	**182,362**

Computation of Aggregate Indebtedness

Total liabilities from statement of financial condition	$	8,573
Total Aggregate Indebtedness	**$**	**8,573**
Percentage of Aggregate Indebtedness to Net Capital		**2.00**

Statement of Change in Ownership Equity

Ownership equity, beginning of year	$	187,212
Add: net income for the year		35,454
net unrealized gain on investments for sale		7,555
Deduct: stockholder distributions		(8,652)
Ownership equity, end of year	**$**	**221,569**

See accompanying accountant's report on supplementary information.

GERSON, HOROWITZ, GREEN SECURITIES CORP.
NOTES TO SUPPLEMENTARY INFORMATION
DECEMBER 31,2007

Note 1- Reconciliation of the computation of net worth

The year end audit disclosed the following adjustments to net worth from the previously submitted December 31,2007 FOCUS report:

$ 58,388	To record increased commission and investment fee income
2,512	To record understatement of prepaid expenses
(2,870)	To record increased accounts payable
$ 58,030	Increase in net worth

Note 2- Reconciliation of the computation of net capital

The year end audit disclosed the following adjustments to net capital from the previously submitted December 31,2007 FOCUS report:

$ 58,030	Increase in net worth as summarized in Note 1
(2,512)	Increase in non-allowable prepaid expenses
(700)	Increase in allowable credits
$ 54,818	Increase in net capital

Note 3- The Company is exempt from Rule 15c3-3 as it does not carry securities accounts for customers or perform custodial functions relating to customer securities.

RNNcpa pc

Independent Auditor's Report on Internal Control
Required by Rule 17a-5 of the Securities Exchange Commission

Mr. Albert Horowitz
Gerson, Horowitz, Green Securities Corp.
New York, New York

In planning and performing my audit of the financial statements of Gerson, Horowitz, Green Securities Corp.("the Company") for the fifteen months ended December 31, 2007, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5-(g) (1) of the Securities Exchange Commission ("the SEC"), I have made a study of the practices and procedures followed by the Company including tests that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1, Making quarterly securities examinations, counts, verifications and comparisons;

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to above. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls

Robert N. Nevitt CPA, P.C. 116 New South Road Hicksville, NY 11801
Phone: 516-933-7313 Fax: 516-933-3480 E-Mail: RNNcpapc@aol.com

and of the practices and procedures referred to above and to assess whether those practices and procedures can ve expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level of risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Segregation of duties is an important component of a system of internal control. The Company at the present time has only one employee and, accordingly, the system of internal control lacks this component. Except for this inherent limitation, we noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Hicksville, New York
February 12,2008

END